ALDA Pharmaceuticals Corp. Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Telephone: 604-521-8300; Facsimile: 604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

For the six month periods ended

December 31, 2011 and 2010

February 29, 2012

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements ” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.1

DATE

This Management Discussion and Analysis (“MD&A”) is dated February 29, 2011 and should be read in conjunction with the interim condensed consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the six months ended December 31, 2011. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These interim condensed consolidation financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.  During the six month periods ended December 31, 2011 and 2010, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by the issuance of share capital. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on management’s ability to successfully execute its business plan, to secure sufficient financing, and to develop profitable operations. Additional equity or debt-based financing is required to continue the Company’s operations and pursue therapeutic developments.

1.2

OVERALL PERFORMANCE

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., a Capital Pool Company, completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc. (“API”) ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol “APH” and on the OTCQB under the symbol “APCSF”.

ALDA has developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable.

Manufacturing, sales and sponsorship agreements

At the time of this report, an agreement is still in place with He-Yi She Ye Limited (“He-Yi”) for manufacturing and marketing of T36® products in China. However, no manufacturing or sales have taken place since the agreement was established in May 25, 2007 and the agreement is considered to be dormant. There are no other active manufacturing agreements in place.

Sponsorship

As announced in a news release issued on July 15, 2009, the Company entered into a corporate sponsorship agreement (“the Sponsorship”) with the Vancouver Organizing Committee (“VANOC”) for the 2010 Olympic and Paralympic Winter Games (“the Winter Games”). Under the terms of the Sponsorship, the Company was granted the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games through to December 31, 2012. After the Winter Games were completed, VANOC assigned its rights under the agreement to the Canadian Olympic Committee (“the COC”). At the time of this report, the Company has been unable to fulfill its financial obligations to the COC under the terms of the agreement, owes the COC $875,000 and has agreed to stop using the Olympics marks.

Patents and patent applications

The Company is attempting to patent or secure proprietary protection for the specific combination and manufacturing of the T36® formulation although the ingredients are all common chemical compounds.

The Patent Cooperation Treaty (PCT) is an international patent law treaty established in 1970. It provides a unified procedure for filing patent applications to protect inventions in each of its Contracting States, which includes each jurisdiction specified below. A patent application filed under the PCT is called an “international application” or “PCT application”. A single filing of an international application is made with a Receiving Office (RO) in one language. It then results in a search being performed by an International Searching Authority (ISA), accompanied with a written opinion regarding the patentability of the invention which is the subject of the application. Optionally, this is followed by a preliminary examination, performed by an International Preliminary Examining Authority (IPEA).

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Patents and patent applications (continued)

The PCT does not lead to the grant of an "international patent", which does not exist, but rather, national patent examinations that are handled by each relevant national or regional authority. For example, in Canada, the US, China, and Australia, there are national patent offices whereas, in Europe, the European Patent Office handles the national phase for its member states.

API filed patent application #PCT/CA2002/001284, “A wide spectrum disinfectant”, on August 20, 2002. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events in each jurisdiction is presented below.

Canada

On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed. The Company can apply to have the patent issued at any time or allow it to become temporarily abandoned and be reinstated at a later date.

European Union

On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO. A third Office Action, dated August 13, 2009, was provided to the Company by the EPO and a response from the Company was required by December 13, 2009. The Company requested and was granted a two month postponement. A response was submitted by the Company to the EPO prior to the new deadline of February 13, 2010. On October 28, 2010, the EPO provided another Office Action and a response was provided prior to the deadline of August 20, 2011. All of the objections of the Examiner were accepted and the maintenance fee was paid on February 27, 2012.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On November 25, 2010 the Company was advised that the above patent became vulnerable to an application for a compulsory license on October 17, 2010. Under Chinese patent practice, it is possible for a third party to apply for the grant of a compulsory license should the invention not have been “worked” or otherwise been impeded from being worked, three years from the grant of a Patent. This may take into account circumstances where the conditions attached to the licensing of the invention are unreasonable, or the demand for the invention is not reasonably being met. The government body responsible for considering applications for a compulsory license will consider a multitude of factors before granting such a license and there may be mechanisms available for patentees to respond, or comment, on such applications.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Patents and patent applications (continued)

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action and has abandoned this application.

United States

US Patent #7,338,927

U.S. Patent Number 7,338,927 was issued on March 4, 2008 and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022. The patent can be viewed on the website of the USPTO.

U.S. patent #7,560,422

On July 14, 2009, the USPTO issued U.S. Patent Number 7,560,422. The new patent is a continuation of US Patent Number 7,338,927 that was issued on March 4, 2008 and provides further protection for ALDA's T36® formulation until August 20, 2022. The new patent includes claims to additional aspects of the T36® formulation, including the use of T36® as a component of a personal lubricant, in a method of preventing or reducing the transmission of a sexually transmitted diseases including Herpes, Chlamydia and HIV and for use in sanitizers and cleansers in creams, ointments and wipes.

Australia

Australian Patent #2002322916

On February 22, 2008, the Company announced that Australian Patent Number 2002322916 was issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

Australian Patent #2007237333

On March 2, 2010, the Company announced that Australian patent No. 2007237333 was issued by the Australian patent office. This new patent is a divisional patent of Australian patent No. 2002322916 that was issued on Jan. 10, 2008, and provides further protection for ALDA's T36® formulation until Aug. 20, 2022. The divisional patent includes claims to additional aspects of the T36 formulation, including the use of T36 as a component of a personal lubricant, in a method of preventing or reducing the transmission of sexually transmitted diseases, including herpes, chlamydia and the human immunodeficiency virus, and as a sanitizer or cleanser in the form of creams, ointments and wipes. The divisional patent also includes claims to methods of producing the T36.

PCT application for anti-inflammatory, antiseptic therapeutic formulation

On March 20, 2008 the Company filed a comprehensive new patent application, International Application No. PCT/CA2008/000536, “Antiseptic Compositions for the Treatment of Infections”, with CIPO under the Patent Cooperation Treaty (PCT). The new PCT application seeks protection for the composition and preparation of T36® formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections. Typically, infections with associated inflammation are treated with separate antiseptic and anti-inflammatory preparations. The new T36® formulations combine these properties into a single treatment, making the prescription process easier for the physician and the application easier for the patient.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

PCT application for anti-inflammatory, antiseptic therapeutic formulation (continued)

On January 13, 2009, the Company was notified by its patent lawyers that an International Search Report (ISR) and Written Opinion was issued by the International Searching Authority (ISA) on December 18, 2008. As part of the PCT patent process, the ISA performs a search of prior art to identify any relevant art that may impact the patentability of a PCT application. Generally, “prior art” consists of everything which has been made available to the public anywhere in the world, for example, by means of a written disclosure (including drawings and other illustrations). The prior art is “relevant” if it is capable of being of assistance in determining whether an invention, as claimed, is new and involves an inventive step and was made available to the public before the international filing date. The ISA then issues a preliminary and non-binding Written Opinion. This Written Opinion is an assessment by an Examiner on whether or not a patent application conforms with respect to certain requirements for patentability. As disclosed above, references cited in the Search Report and Written Opinion were submitted to the USPTO on January 5, 2009 in an Information Disclosure Statement (“IDS”) relating to the new US CPA.

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. No rebuttal is required until responses are received from national patent offices. Then, as the National Examiners provide their responses to the PCT application, the Company can respond by arguing against the opinions of these Examiners, or amending the claims. The Company will be pursing this patent application in the US, the EU and Canada.

USPTO Filing

The application was filed at the USPTO on September 17, 2010 assigned Serial No. 12/933,358 with an official filing date of March 20, 2008. On November 8, 2010 the Company was advised that the USPTO provided a “Notice of

Missing Parts” and requested a response by December 20, 2010. On May 20, 2011 the Company filed the required information and amended claims.

EPO Filing

The above-noted application was filed at the EPO on October 20, 2010 and has been assigned Serial No. 08733640.0 with an official filing date of March 20, 2008. On November 5, 2010, the EPO provided notice that any claim amendments and the fees payable for the application were due on the non-extendable deadline of December 5, 2010. The claims and fees were submitted prior to that deadline.

CIPO Filing

The CIPO submission is still in progress and all deadlines have been met.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

Trademarks

In Canada, trademark applications are advertised in the Trade-marks Journal. For a period of two months after a trademark is advertised in this manner, opposition to the proposed trademark can be filed. If CIPO receives notification within the two month period that a statement of opposition is to be filed, an extension may be granted to allow the submission of a formal statement of opposition. If a statement of opposition is received by CIPO, the applicant is obliged to respond with a counter statement within one month. Such trademark disputes can delay the allowance of a trademark for years or prevent the trademark from being allowed at all. In Canada, trademark registrations are granted for an initial period of 15 years from the date of the registration after which the trademark may be renewed for further periods of 15 years.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Trademarks (continued)

In the United States, the Principal Register of the US Patent and Trademark Office (“USPTO”) conveys the important substantive rights that most people associate with federal registration and, as a result, it is the preferred method of federal trademark protection. Probably the most important benefit of placing a mark on the Principal Register is that anybody who later initiates use of the same or a confusingly similar trademark may be presumed by the courts to be a "willful infringer" and therefore liable for damages. In the US, for a trademark registration to remain valid, an Affidavit of Use (Section 8 Affidavit) must be filed: (1) between the fifth and sixth year following registration, and (2) within the year before the end of every ten-year period after the date of registration. The registrant may file the affidavit within a grace period of six months after the end of the sixth or tenth year, with payment of an additional fee. The registrant must also file a Section 9 renewal application within the year before the expiration date of a registration, or within a grace period of six months after the expiration date, with payment of an additional fee. Assuming that an Affidavit of Use is filed on time, registrations granted after November 16, 1989 have a 10-year term. This is also true for the renewal periods which have a 10-year term if the registration was granted on or after November 16, 1989.

Although the Company’s management conducts due diligence before attempting to register any trademarks in order to avoid infringement on any existing trademarks or trademarks for which applications have been submitted, there is no guarantee that trademarks will be issued or that trademarks will not infringe on the trademarks of other companies or that other companies will not take action against the Company for trademark infringement.

 “T36®”

The Company successfully trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”, and in the United States as a Principal Register mark on November 2, 2004 (Registration No. 2898506) for a “pharmaceutical agent for use as an ingredient in disinfectants in liquid, spray, cream, ointment or gel for the prevention of infectious diseases”. Prior to November 2, 2010, the Company requested and received a 6 month extension to April 2, 2011 to file the Affidavit of Use which was filed prior to April 2, 2011. On July 11, 2011, the Company was notified that the Declaration and Specimen of Use filed for T36® had been accepted by the United States Patent and Trademark Office. This registration remains in force and will be due for renewal on January 18, 2015.

 “ALDA Pharmaceuticals” logo

The Company also successfully trademarked a logo on July 16, 2004 (Registration No. TMA615064) for “pharmaceutical preparations, namely anti-fungals, anti-infectives and anti-hypersensitives, vitamins and mineral supplements, and diagnostic reagents, for medical use” and in the United States on January 18, 2005 (Registration No. 2918352), also as a Principal Register mark for “pharmaceutical preparations, namely anti-fungals, anti-infectives and anti-hypersensitives, vitamins and mineral supplements, and diagnostic reagents, for medical use”. The trademark remains in force in Canada but is no longer used. An Affidavit of Use was not filed for this trademark in the US so that particular trademark is considered to be abandoned in the US.

“ICEN®”

On November 2, 2009, “ICEN®” became a registered trademark of the Company in Canada (Registration No. TMA751,878) for “antiseptic preparations; personal disinfectant sprays; disinfectants for household, commercial and institutional use; disinfectant wipes; disinfectant cleaning preparations for household, commercial and institutional use”. At the time of this report, the trademark has not been used.

“T36 Disinfex®”

On December 2, 2009, “T36 Disinfex” became a registered trademark of the Company (Registration No. TMA TMA754,444) for “antiseptic preparations, personal disinfectant sprays, disinfectants for household, commercial and institutional use, disinfectant wipes, disinfectant cleaning preparations for household, commercial and institutional use”.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Material Effects of Government Regulations

At this time, the Company’s sales are primarily in Canada and, as a result, government regulations in Canada affect the Company most significantly. However, the Company hopes to commence sales in the United States, China, Europe and other jurisdictions in the future and, as a result, we have summarized the government regulations in these markets that may affect the Company in the future. The Company’s products and future planned products can be categorized either as disinfectant products or therapeutic products, depending on the intended use. A summary is provided on the government regulations for both of these product categories.

1.

Canada: In order to market and sell a disinfectant, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products. A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The descriptions of the tests required for Health Canada approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies”. The TPD generally takes up to 12 months or more for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

T36® Disinfectant has received approval from Health Canada as a disinfectant, disinfectant cleaner, sanitizer and deodorizer. The DIN for T36 Disinfectant is 02231344, which permits its sale in Canada for these applications. T36® Disinfectant has also been approved in Canada by the Canadian Food Inspection Agency for use in “Registered Establishments”, which include meat processing plants, restaurants, breweries, wineries and other commercial food processing establishments.

Canada has a number of “Category IV” monographs. Under these monographs, products may be approved if they meet well-established criteria for minimum concentrations of active ingredients and meet certain labelling requirements. For example, T36® Disinfectant Cleaner CONCENTRATE and T36 DisinfexTM Disinfectant Cleaner had DIN’s issued for meeting the criteria in the monograph entitled, “Hard Surface Disinfectants”. The T36® Antiseptic Hand Sanitizer products received DIN’s for meeting the requirements of the monograph, “Antiseptic Skin Cleansers” and T36® 0.5% Hydrocortisone Ointment was provided with a NPN (“Natural Product Number”) under the monograph, “Hydrocortisone Topical”.

Production facilities that manufacture an approved product with DIN’s must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by of Health Canada. Norwood

Packaging Ltd. (“Norwood”), Cosmaceutical Research Lab, Inc. and Seavan Health & Beauty Partnership which produce the Company’s products, all have Establishment Licenses. The Company’s agreement with Norwood, dated September 29, 2005 (Exhibit 4.b.) was terminated by mutual agreement on June 18, 2008 (Exhibit 4.l).

Health Canada’s Natural Health Products Directorate issues NPN’s. Facilities that manufacture products with NPN’s must have a Site License, also issued by Health Canada. All three of manufacturers that have been used by the Company maintain Site Licenses.

United States: In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use. The Company cannot say when, or even if, any submissions to the EPA or the FDA will be completed. The Company cannot predict the timing of FDA or EPA approval, or even if such approval can be obtained.

EPA

Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The types or procedures and tests required for EPA approval of a disinfectant are described below.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Material Effects of Government Regulations

FDA

Any products with therapeutic claims or intended for use on humans are regulated by the FDA. It is illegal to market and sell therapeutic products in the United States without FDA registration. At this time, the Company has completed certain pre-clinical testing to satisfy FDA requirements for registration of T36® as a skin antiseptic and for other uses. Protocols for the next round of testing have been submitted to the FDA for review. If these protocols are approved, the Company intends to proceed with this proposed testing and, ultimately, to obtain to registration of its therapeutic products with the FDA. The testing that has been done and that the Company intends to conduct is detailed above in the sections entitled “Testing for therapeutic indications” in the section titled, “4.B.Company Development”. The FDA has also published a number of monographs and, as in Canada, if proposed products meet the criteria defined by these monographs and the Company has a “National Drug Code Labeler Code”, a National Drug Code or “NDC” can be submitted for a product, such as the T36® Antiseptic Hand Sanitizer.

2.

China: In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”). The Chinese CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. The studies required by the CDC in China include the following tests.

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Kill tests against Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa – In a suspension test, the disinfectant must provide a log10 reduction in bacterial population of 5.0 or more within a test time designated by the supplier of the disinfectant. A suspension test involves adding the bacteria to the disinfectant, usually at a ratio of 0.1 to 2 parts bacterial suspension to 9.9 to 8 parts disinfectant, respectively.

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Field disinfecting test on general hard surfaces – General bacterial counts are first determined on table surfaces and the window frame surfaces, maintained at 19 to 21 oC, by taking sample swabs and culturing the bacteria. The same surfaces are then wiped with the disinfectant and sampled after a test time designated by the supplier of the disinfectant. The disinfectant must provide a average log10 reduction in bacterial population of 2.0 or more in this test.

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Metal corrosion test - Metal plates made of stainless steel, carbon steel, copper and aluminum are immersed continuously for 72 hors in the disinfectant. The corrosion rate, measured in millimeters per annum, is then determined for each metal.

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Acute oral toxicity test - Four dosage groups receive 1,000, 2,150, 4,640, and 10,000 mg/kg of disinfectant administered orally with 10 animals in each group and comprised of half females and half males. After

•

exposure to the disinfectant, the general conditions, symptoms of toxicity, and deaths of animals are observed over a period of 2 weeks. After the tests are finished, all animals are dissected and gross pathological changes of animals are recorded. Acute toxicities are measured in terms of the LD50, the dose at which 50% of the animals die.

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Bone marrow erythrocyte micronucleus test - Rats are given a dose of 500, 2,000, and 5,000 mg/kg of disinfectant by gastric lavage. Each group consists of 5 females and 5 males. Thirty hours later, the rats are given a second dose that is identical to the first. Six hours later, the rats are killed and dissected. Bone marrow from the sternum is removed, smeared on microscope slides, stained and examined for signs of chromosomal mutations.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Material Effects of Government Regulations (continued)

•

Skin irritation test - Twenty-four hours before testing, a 3 cm x 3 cm area beside both sides of spinal cords on the backs of three New Zealand rabbits is shaved. On the next day, a testing area of 2.5 cm x 2.5 cm on the shaved skin on the left side is marked and 0.5 ml of disinfectant is smeared evenly on the test area, covered by 2 to 4 layers of gauze the same size as the test area and one layer of cellophane which is a little bigger than testing area for each animal. The test area is directly exposed to the disinfectant in this way for 4 hours. The shaved area on the right side is exposed to saline as a negative control using the same procedure. After the 4 hour exposure, the dressings are removed and shaved areas are washed using warm water to remove any residual saline or disinfectant. After 1, 24, and 48 hrs the level of skin irritation is observed and recorded.

Product development – Commercial and retail products

The Company was established in order to develop and commercialize disinfectant products. The Company has called the disinfectant technology “T36®”. T36® is a mixture of ethanol, o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and other ingredients, including Nonoxynol-9 (“N-9”), water and, optionally, lemon or orange fragrances. All of these component chemicals are bio-degradable.

The Company has secured patents and has additional patents pending for the specific combination of these products although the ingredients are all common chemical compounds.

During its first five years, Company’s primary focus was on product development. In April, 2009, the Company completed a line of products that included T36® Disinfectant, T36® Antiseptic Hand Sanitizers and T36® Disinfectant Cleaner CONCENTRATE.

T36 Disinfex®

The Company’s first product, an Intermediate Level Disinfectant originally called “Spritz”, was later renamed as “Viralex”, then as “T36® Disinfectant” and is now registered as “T36 Disinfex®”. This product was launched in September of 2001, prior to the acquisition of API. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T36® Disinfectant has been issued a Drug Identification Number (“DIN”) by Health Canada for its use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, scissors and other non-critical equipment used in beauty salons, spas, dental offices, and medical clinics and equipment used by firefighters, police and paramedics. T36® Disinfectant is also permitted to be used in restaurants and other facilities where food is prepared.

Efficacy studies – T36 Disinfex®

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericidal, virucidal, fungicidal or tuberculocidal). In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against bacteria, fungi and viruses. The types of surfaces tested were hard non-porous surfaces unless otherwise noted.

1.

An efficacy study, dated February 10, 1997, was conducted by British Columbia Research Inc. (Vancouver, Canada) under the supervision of Dr. Ernie Lee. The organisms tested were four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), spores from one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate Twenty five replicates of each organism at low levels, ranging from 38 to 177 cfu’s/ml (colony forming units/ml) were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that no growth occurred for any of the replicates. It was concluded that T36® Disinfectant was 100% effective against all five organisms after 10 minutes or longer contact times. At shorter contact times, the kill rate for all 5 organisms ranged from 95.5% to 97.2% after a 1 minute exposure and 98.7 and 99.0% after a 5 minute exposure.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product development – Commercial and retail products (continued)

2.

An efficacy study, dated June 6, 1997, was conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital. Twenty replicates of Mycobacterium tuberculosis at approximately 107cfu’s/ml were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that the kill rate was 99.99997% (a reduction of log10 = 6.46) and 99.99998% (a reduction of log10 = 6.59) after a 10 minute exposure. The requirement for a disinfectant to be designated as “Tuberculocidal” by Health Canada is a log10 reduction of 6.0 or greater.

3.

Efficacy studies were conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, completed on February 23, 2000. The organisms tested were Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1, in compliance with test standards accepted by the Environmental Protection Agency (“EPA”) of the United States.

•

For each of the bacteria, Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, 180 replicates at 6.1 x106 cfu/ml (log10 = 6.79), 1.9 x 106 cfu/ml (log10 = 6.28) and 1.7 x 104 cfu/ml (log10 = 4.23), respectively, were dried on microscope slides and exposed to T36® Disinfectant for 3 minutes. For both Staphylococcus aureus and Pseumomonas aeruginosa, growth was observed on only 1 replicate out of 180. For Salmonella choleraesuis, none of the 180 replicates showed any growth. These results met the requirement that no more than 1 replicate out of 60 can show growth and T36® Disinfectant was deemed to demonstrate efficacy against all three bacteria.

•

For Human Immunodeficiency Virus Type I, six replicates at 1.77 x105 cfu/ml (log10 = 5.25), were dried on the bottom of Petri dishes. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against HIV.

•

For Herpes simplex Virus Type 1, six replicates at 5.6 x106 cfu/ml (log10 = 6.25), were dried on the bottom of Petri dishes, After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against the Herpes virus.

•

For Poliovirus Type 1, six replicates at 5.6 x105 cfu/ml (log10 = 5.75), were dried on the bottom of Petri dishes. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against the Polio virus.

•

For the fungus, Trichophyton mentagrophytes, twenty replicates at 4.6 x104 cfu/ml (log10 = 4.66), were dried on microscope slides. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against Trichophyton mentagrophytes.

The above studies demonstrated that T36® Disinfectant was effective in inactivating polio viruses within 3 minutes and tuberculosis mycobacteria within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are among the most difficult to kill with disinfectant products. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. In order to make a virucidal claim and a tuberculocidal claim, a disinfectant product must demonstrate its ability to destroy the poliomyelitis type 1 virus, and Mycobacterium bovis or tuberculosis mycobacteria within a specified time. This is mandated in Canada by the Canadian General Standards Board, “Assessment of Efficacy of Antimicrobial Agents for Use on Environmental Surfaces and Medical Devices”, CAN/CGSB -2.161-97, p.4, and the Therapeutic Products Programme Guidelines on Disinfectant Drugs, 1999 Edition, Appendix II on page 23.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product development – Commercial and retail products (continued)

In all of the testing described above, controls were used to validate the testing protocols. A positive test result required complete inactivation of the tested viruses and complete efficacy against the fungi and bacteria as required by the U.S. EPA for disinfectant label claims. The results from BCRI demonstrated efficacy in excess of Log10 4.0 (i.e. 10,000 times reduction in micro-organisms) in compliance of the standards required in Canada. The tuberculocidal studies demonstrated results in excess of Log10 6.0 (1,000,000 times reduction in micro-organisms).

Toxicology studies

Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. The toxicology studies listed below were conducted with T36® Disinfectant in the United States by Product Safety Labs in East Brunswick, New Jersey, USA and completed in November, 1999.

•

Acute Oral Toxicity Study in Rats - This test determines the amount of a substance that kills 50% of the test population of experimental animals when administered as a single dose. Five thousand milligrams of T36® Disinfectant per kilogram of bodyweight was administered orally to ten healthy rats. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days. Bodyweights were recorded prior to administration and again on Days 7 and 14. Necropsies were performed on all animals at terminal sacrifice. All animals survived and gained weight during the study. Following administration, most animals exhibited piloerection (erection of the hair), hunched posture and/or were hypoactive. Apart from one female that exhibited reduced fecal volume between Days 0 and 5, all affected animals recovered from the above symptoms. Based on the results of this study, the single dose acute oral LD50 of T36® Disinfectant is greater than 5,000 mg/kg of bodyweight

•

Primary Skin Irritation Study in Rabbits - This test determines the potential for a substance to produce irritation after a single topical application. Five-tenths of a milliliter of T36® Disinfectant was applied to the skin of three healthy rabbits for 4 hours. Following exposure, dermal irritation was evaluated and no dermal irritation was noted at any dose site during the study. Based on the results of this study, T36® Disinfectant is classified as non-irritating to the skin.

•

Primary Eye Irritation Study in Rabbits - This test determines the potential for a substance to produce irritation from a single dose to the eye. One-tenth of a milliliter of T36® Disinfectant was placed into the right eye of six healthy rabbits. The treated eyes of three rabbits were rinsed with physiological saline after instillation. The eyes of the remaining three rabbits were not rinsed. The left eye remained untreated and served as a control. Ocular irritation was evaluated and, based on the results of this study. T36® Disinfectant is classified as moderately irritating to the unrinsed eye and severely irritating to the rinsed eye.

•

Acute Inhalation Toxicity Study in Rats - This test determines the potential for a substance to produce toxicity from a single exposure via the inhalation route. Ten healthy rats were exposed to T36® Disinfectant vapours at a closed chamber at a concentration 2.02 mg/L for 4 hours. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days thereafter. Bodyweights were recorded prior to exposure and again on Days 7 and 14. All animals survived exposure to the test atmosphere and gained bodyweight over the 14-day observation period. During the exposure, the rats Exhibited ocular and nasal discharge, shortness of breath, irregular respiration, shallow respiration, hunched posture and hypoactivity. With the exception of ocular and nasal discharge and shallow respiration, similar clinical signs persisted in all animals upon removal from the exposure chamber. Some animals also developed noisy breathing, reduced fecal volume and/or a prone posture, but all rats recovered from these symptoms by Day 11 and appeared active and healthy for the remainder of the study. Necropsy findings at terminal sacrifice were unremarkable. Based on the results of this study, the single exposure acute inhalation LC50 of T36® Disinfectant is greater than 2.02 mg/L.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product development – Commercial and retail products (continued)

•

Acute Dermal Toxicity Study in Rats - This test determines the health hazards likely to arise from a short-term exposure to a substance from a single topical application to the skin. Two thousand milligrams per kilogram of bodyweight of T36® Disinfectant was applied to the skin of ten healthy rats for 24 hours. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days. Bodyweights were recorded prior to application and again on Days 7 and 14. Necropsies were performed on all animals at terminal sacrifice. All animals survived, gained weight and appeared active and healthy. There were no signs of gross toxicity, adverse pharmacologic effects or abnormal behavior. Gross necropsy findings at terminal sacrifice were unremarkable. Based on the results of this study, the single dose acute dermal LD50 of T36® Disinfectant is greater than 2,000 mg/kg of bodyweight.

•

Dermal Sensitization Study in Guinea Pigs - This test determines the potential for a substance to produce sensitization after repeated topical applications. T36® Disinfectant was topically applied to twenty healthy test guinea pigs, once each week for a three week induction period. Twenty-seven days after the first induction dose, a challenge dose of T36® Disinfectant at its highest non-irritating concentration (100%) was applied to a new site on each guinea pig. Ten untreated animals were maintained under the same environmental conditions and treated with T36® Disinfectant at challenge only. Approximately 24 and 48 hours after each induction and challenge dose, the animals were scored for erythema (redness of the skin). Based on the results of this study, T36® Disinfectant is not considered to be a contact sensitizer.

The efficacy and toxicology studies described above, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND package that was presented to the FDA on July 15, 2008 and into the pre-CTA (pre-Clinical Trial Application) that was presented to Health Canada on July 22, 2009. These studies were also included in the IND submission, described below, that was presented to the FDA on September 8, 2009 and, after receiving a response from the FDA, was re-submitted with additional information on January 4, 2010. The studies above will also be included in a CTA for Health Canada when it is submitted.

There were no p-values nor other estimates of statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies to sell T36® Disinfectant in Canada. The studies described above were conducted according to the requirements of the EPA. EPA registration of T36® has not been pursued to date and it is uncertain if EPA registration for T36® will be pursued in the future. However, if the Company does decide to pursue EPA registration in the future, the following requirements apply.

Disinfectant products are classified by the EPA as pesticides under the authority of the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA). Federal law requires that, before selling or distributing a disinfectant in the United States, a registration, or license, must be obtained from the Environmental Protection Agency (“EPA”). The process of registering a pesticide is a scientific, legal, and administrative procedure through which EPA examines the ingredients of the disinfectant, how it is to be used, the amount, frequency, and timing of its use, storage and disposal practices and potential human health and environmental effects associated with use of the product. In order to accomplish this, potential registrants must generate scientific data necessary to address concerns pertaining to the identity, composition, potential adverse effects and environmental fate of each disinfectant. These data allow the EPA to evaluate whether a pesticide has the potential to cause harmful effects to non-target organisms and the environment including humans, wildlife, plants and surface water or ground water.

The tests required for EPA approval of a disinfectant are described above in the sections above entitled “Efficacy studies” and “Toxicology studies”. These tests adhere to the standards established by the AOAC (Association of Analytical Communities) International, an organization that provides over 3,000 analytical methods in its publication “Official Methods of Analysis of the AOAC International”. For disinfectants, such as T36® Disinfectant, the AOAC standards that apply include the AOAC Use-Dilution Method, the AOAC Germicidal Spray Products Test, the AOAC Fungicidal Test and the AOAC Tuberculocidal Activity Method. Storage and stability studies and proof that the manufacturing process is reliable must also be provided to the EPA.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product development – Commercial and retail products (continued)

After completion, the efficacy and toxicology studies are submitted to the EPA according to specific templates that are provided by the EPA and available on the website of the EPA. These templates ensure that the testing results are submitted in standard formats to facilitate the review of the information by the EPA.

A disinfectant can only be used legally according to the directions on the labeling accompanying it at the time of sale. Accordingly, the content of product labels is also subjected to review and must be approved by the EPA to ensure full and accurate disclosure of such matters as the concentrations of ingredients, instructions for use, precautions, any hazards to health or the environment, treatments for exposure, disposal instructions, manufacturer and the registrant. Most states also conduct a review of the disinfectant label to ensure that it complies with federal labeling requirements and any additional state restrictions of use.

Once all of the tests and the label for a product have been approved by the EPA a "registration" or license that permits a disinfectant’s manufacture, distribution, sale, and use is granted. A manufacturer must have an EPA Establishment License because the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) requires that production of disinfectants be conducted in a registered “Pesticide-Producing Establishment”. In this case, “Production" includes formulation, packaging, repackaging, and re-labeling. Production in an unregistered establishment is a violation of the law. The EPA assigns a unique number to each establishment that produces any pesticide or device. Each company must submit EPA Form 3540-8 to request an establishment number. FIFRA requires that each producing establishment must place its EPA establishment number on the label or immediate container of each disinfectant, device or active ingredient produced.

After a disinfectant is registered by the EPA, the Company, its manufacturers, distributors and independent testing facilities must maintain full and complete records for review by the EPA if an inspection is required. These records include such matters as information on manufacturing, quality control of ingredients and finished goods, inventory, shipping, receiving and disposal.

Products registered in Canada

The Company is also selling or in various stages of development of other products describe below. Unless otherwise indicated, the Company has not determined, for any of these products that are not already being sold, when or if manufacturing will be started, revenues will be realized, any further testing will be conducted or registrations will be pursued in any jurisdiction outside Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would, in turn, lead to reduced revenues.

•

T36 DisinfexTM Spray and Wipes: This product, formerly named, “Viralex”, then, “T36® Disinfectant”, has been re-named as, “T36 DisinfexTM”, and is manufactured and marketed as a liquid in 60, 480 and 4,000 ml bottles and as wipes in canisters.

•

T36 DisinfexTM Disinfectant Cleaner Wipes: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant). It has also passed internal company efficacy and cleaning testing. This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36® Disinfectant, but need a more economical product that also cleans surfaces. The Health Canada DIN for this product is 02272989. On July 17, 2008, the Company received DIN 02314134 for this same product but renamed to “T36 DisinfexTM Disinfectant Cleaner. As of the date of this report, this product has not been manufactured or sold.

•

T36® Disinfectant Cleaner CONCENTRATE: This product (DIN 02278820) is intended to be used at dilutions up the 1/64 for large scale applications, such as floors and walls and has been on the market since November, 2008.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product development – Commercial and retail products (continued)

•

T36® Antiseptic Hand Sanitizer Gel, Liquids and Wipes: On July 23, 2008, the Company was issued . DIN 02314320 for a new Antiseptic Hand Sanitizer Gel . This new DIN allowed the Company to sell its first product for human use. This product consists of 0.15% BZK in 70% ethanol and, unlike standard 62% ethanol hand sanitizers, has been demonstrated in testing conducted by ATS Labs in Eagan, MN to be effective against Norwalk-like viruses as announced by the Company in a news release dated January 30, 2009. In the testing, Feline Calicivirus was grown to a log10 titer of 6.5 and exposed to the product for up to 5 minutes. After 5 minutes, the Company’s product reduced the viral titer by 98.2%. The 62% ethanol product had no measurable effect in the same time period.

The product also kills the H1N1 influenza virus within 15 seconds in testing conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated August 7, 2009. In this testing, H1N1 Virus (Swine-like H1N1 Influenza A virus Strain A/California/04/2009) was grown to a log10 titer of 6.75 and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate of 99.994%, a log10 reduction of 4.75, was achieved in 15 seconds.

Testing has also shown that T36® Antiseptic Hand Sanitizer is effective against two new strains of antibiotic resistant bacteria that have taken genes from other bacteria that have the ability to digest nearly all antibiotics, including penicillin-like antibiotics that possess broad spectrum antibacterial properties and are typically used as a last resort. Such genetic “swapping” is common among bacteria and is a major cause of antibiotic resistance. The testing was conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated December 2, 2010 using clinical isolates. In this testing Escherichia coli, Extended-Spectrum Beta Lactamase, Carbapenemase-Producing and Klebsiella pneumoniae, KPC2 positive, Carbapenemase-Producing were grown to a log10 titer of 8.91 and 8.85, respectively and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate for E. coli was 99.99988%, a log10 reduction of 5.91 in 15 seconds and, for K. pneumoniae, 99.99986%, a log10 reduction of 5.85 also in 15 seconds.

The gel form of the T36® Antiseptic Hand Sanitizer is being sold in various sizes of bottles and provided in automatic dispensers. On January 2, 2009, DIN 02321424was issued for T36® The Liquid Antiseptic Hand Sanitizer. On January 24, 2009, DIN 02322153 was issued for T36® Antiseptic Hand Sanitizer Spray. Both of these products are manufactured in liquid form, rather than as a gel, for use in spray bottles and automatic dispensers. On January 20, 2009, DIN 02321947 was issued for T36®Antiseptic Hand Sanitizer Wipes which incorporate the liquid forms of T36®Antiseptic Hand Sanitizer into wipes contained in canisters.

The following table summarizes the DIN”s and NPN’s that have been received from Health Canada.

DIN’s

02231344	11-Jun-97	T36 DisinfexTM
02278820	20-Jun-06	T36® Disinfectant Cleaner CONCENTRATE
02314134	18-Jul-08	T36® Disinfex Disinfectant Cleaner
02314320	23-Jul-08	T36® Antiseptic Hand Sanitizer
02321424	2-Jan-09	T36® The Liquid Antiseptic Hand Sanitizer
02321947	20-Jan-09	T36® The Wipe Antiseptic Hand Sanitizer
02322153	24-Jan-09	T36® Antiseptic Hand Sanitizer Spray
02322501	4-Feb-09	T36® Medicated Cleanser
02338521	30-Nov-09	Wahl Spray On Disinfectant

NPN’s

80014930	25-Nov-09	T36® Hs (Hand Sanitizer)
80026033	27-Jun-11	T36® 0.5% Hydrocortisone Ointment

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product development – Commercial and retail products (continued)

Products registered in the US.

On February 12, 2010, the Company was registered with the FDA and received Data Universal Numbering System Number 206462025. On April 7, 2010, the company received National Drug Code (“NDC”) Labeler Code #52175 that allows the Company to sell OTC (“Over the Counter”) monograph products in the US. The “OTC monograph” refers to the “Tentative Final Monograph for OTC Healthcare Antiseptic Drug Products” published in the US Federal Register on June 17, 1994. This document describes antiseptic products that may be registered for sale in the US without further testing due to the known efficacy of the ingredients. This includes hand sanitizers that contain 60% to 95% ethanol. The Company has prepared a version of T36® Antiseptic Hand Sanitizer that contains 70% ethanol for the US market and is seeking distribution at this time.

The following table summarizes the NDC numbers for the Company products in the US.

NDC’s

Product Code	Package Code	Description
		T36® Antiseptic Hand Sanitizer Gel
111	11	15 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	12	30 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	13	60mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	14	240mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	15	354 mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	16	1 L T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	21	900 mL T36® Antiseptic Hand Sanitizer Dispenser Refill - AUTO
111	22	1L T36® Antiseptic Hand Sanitizer Dispenser Refill- MANUAL
		T36® Antiseptic Hand Sanitizer Liquid
112	11	15 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	12	30 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	13	60mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	14	240mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	15	354 mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	18	480 mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	21	900 mL T36® Antiseptic Hand Sanitizer Dispenser Refill - AUTO
		T36® Antiseptic Hand Sanitizer Wipes
113	31	T36® “The Wipe” Antiseptic Hand Sanitizer Lemon Scented (35 Sheets)
113	32	T36® “The Wipe” Antiseptic Hand Sanitizer Lemon Scented (160 Wipes)

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product registrations in progress

Registration of the T36® technology for the following applications is in progress. Definitions of the product categories and further information are taken from the “Guidance Document. Human-Use Antiseptic Drugs” published by Health Canada and dated October 21, 2009 (“the Guidance Document”). For all of the products discussed below, it is therefore necessary for the Company to undertake further animal, efficacy, toxicology and clinical studies to obtain registration of the T36® formulation for human use.

•

“Personal Use” products are those self-selected for use by an individual in a domestic setting. “Personal Commercial Use” products are those made available to the general public for occasional use and are intended to reduce transient organisms on the skin in a commercial or institutional setting. This includes, but may not be limited to, antiseptic products dispensed in washrooms in public buildings (such as daycares and schools) or used in workplaces other than healthcare or food-handling premises. These products are commonly used to reduce transient organisms on hands, including those organisms that may not necessarily be encountered in a domestic setting. They are intended to provide a superficial and non-persistent cleaning effect to reduce microbial load on hands to either augment the effect of soap and water cleaning or for use when soap and water are not available. Most hand sanitizers, consisting of ethanol or BZK alone, fit in these categories of products and, in Canada and the US, are usually registered as “Monograph” products. A Monograph product can be sold without efficacy or toxicology studies if it contains certain amounts of known ingredients, such as ethanol at 60 to 80% in Canada or 60 to 95% in the US or BZK at concentrations up to 0.15% in Canada and 0.13% in the US. T36® Antiseptic Hand Sanitizer contains both 70% ethanol and 0.15% BZK and was provided with a DIN by Health Canada even though it contains a combination of ingredients. Further, due to the BZK, T36® Antiseptic Hand Sanitizer is expected to have a persistent effect. The full T36® formulation, which contains four anti-microbial ingredients in ethanol has demonstrated anti-viral, anti-fungal and anti-tuberculocidal activity in addition to being anti-bacterial. The perceived advantage of doing so is that the T36® formulation is known to have anti-microbial activity that is not seen in other hand sanitizers and could be unique among this category of products.

•

“Professional Food Handler Use” products are those which are indicated for use by food handlers and are used frequently to reduce transient organisms on the skin in a commercial or institutional setting including food processing plants, restaurants, retail supermarkets, and fast food outlets. The intent of such products is to both protect food handlers as well as to reduce the likelihood of transmission of disease through food. The requirements for the registration of such product is similar to those for personal use products and personal commercial use products but there is a requirement to test for additional infectious organisms due to the possible presence of enteric viruses. It is not known at this time if the Company will be pursuing this market.

•

“Professional Health Care Use” products are those which are indicated for use by individuals to reduce transient and/or resident organisms on the skin in a healthcare setting (such as hospitals, nursing homes, clinics, dental offices). Such products are to be used in accordance with applicable hospital protocols. Healthcare settings typically exhibit a higher presence of transient and nosocomial (“hospital acquired”) organisms than domestic or commercial institutions. As such there is an inherently higher safety risk to health if the product is not effective. Professional healthcare use antiseptics can be broken down into three categories as follows:

(a)

“Patient Preoperative Skin Preparations” are used on patients prior to surgical procedures, injections or insertion of catheters with the goal of significantly reducing and inactivating transient and resident organisms on skin to prevent their entry into the surgical site. An inert biological dye can be added to the T36® formulation to make the area of application visible. An appropriate delivery system will also be needed. Such products are intended to be applied once and must have a 6 hour residual effect. Current products in this category include relatively high concentrations of CHG in alcohol. Again, the T36® formulation has the perceived advantage of a broader spectrum of anti-microbial activity.

(b)

“Professional Hygienic Handrubs and Handwashes” are used by healthcare personnel and patients after surgery to prevent transmission of infectious organisms. Handwashes require water while handrubs do not. The T36® formulation has been prepared in the form of gels, sprays and wipes and, if registration is successful, will be developed for use as a professional hygienic handrub in nursing stations, patient rooms, hallways, washrooms, etc.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

       OVERALL PERFORMANCE (continued)

Product registrations in progress (continued)

(c)

“Surgical handscrubs” include surgical handrubs and handwashes. Again, handwashes require water while handrubs do not. The Company has developed a proprietary anti-viral, anti-bacterial soap, T36® Handwash. Preliminary testing of this product at BC Research, Inc. was conducted under the supervision of Dr. Ernie Lee. The soap was tested against three strains of test bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa and Serratia marcescens) and one strain of viruses (Herpes Simplex Virus type 1) at various concentrations at various contact times ranging from 1 minute to 10 minutes. In these tests, all bacteria were killed by the soap diluted up to 500 times within 1 minute. A substantial bacterial population reduction was found even when the bacteria were exposed to higher soap dilutions of 1/1000. In addition to bactericidal effectiveness, preliminary results indicated that the soap inactivated Herpes simplex, although an exact endpoint could not be determined due to toxicity of the soap towards the cultured cells used to propagate the virus. Further testing would have to be conducted to determine virucidal activity. The Company is considering registration of this product as a Professional Hygienic Handwash and a Surgical Handwash.

•

T36® Topical infection treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic, meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections.

•

Anti-inflammatory, antiseptic therapeutics: The Company has developed a prototype product that contains 2% hydrocortisone in a T36® gel for use on topical infections and, in particular, inflamed infections. Preliminary studies with the formulation, under the direction of a physician, quickly resolved a number of skin infections, such as chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot and diaper rash. A second formulation contains 50% T36® at a 50% concentration and 0.1% betamethasone, a moderately potent glucocorticoid steroid with anti-inflammatory and immunosuppressive properties. Unlike other drugs with these effects, betamethasone does not cause water retention. The lower concentration of T36® reduces the stinging caused by the ethanol when applied to inflamed areas. It is a more suitable preparation for use on sensitive areas or when used for infants for such infections as diaper rash. The Company is planning on conducting tests also against Athlete’s Foot with this combined anti-infective and anti-inflammatory formulation. As discussed above, a PCT patent application has been filed with CIPO to cover the composition, method of preparation and use of T36® formulations that also contain steroids, anesthetics or analgesics. The patent application has now moved to national examinations in the US and the EU.

•

Vulvovaginal infections (“VVI’s”): Current treatments available for VVI’s focus mainly on yeast infections which cause only 23% to 33% of VVI’s (Schwiertz et al., 2006. Throwing the dice for the diagnosis of vaginal complaints? Ann Clin Microbiol Antimicrob. 5:4 and Ferris D.G., Dekle C, Litaker M.S.J. 1996. Women's use of over-the counter antifungal medications for gynecologic symptoms. Fam Pract. 42(6):595-600). T36® VVI Treatment is effective against all fungal and bacterial VVI’s regardless of the species or combinations of species causing the infection. The Company plans to undertake the testing required for this product when sufficient financing has been has been secured.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2       OVERALL PERFORMANCE (continued)

Product registrations in progress (continued)

Testing for of the T36® formulation for therapeutic indications

There is competition in all of the therapeutic markets that the Company has targeted. However, the T36® formulation is not expected to be expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

The Company has competed preliminary studies required by Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications. These studies, conducted at Bioscience Laboratories, Inc. (“BSI”) located in Bozeman, Montana, are summarized below.

•

Six species of bacteria were completely killed after 30 seconds of exposure, including VRE (Vancomycin-Resistant Enterococcus), MRSA (Methicillin-Resistant Staphylococcus aureus) and MDR (Multi-Drug Resistant) Enterococcus faecium. These three species of bacteria are critical concerns in hospitals, nursing homes and other medical facilities based on their resistance to many antibiotics and other treatments. The clinical testing was completed according to the standards required by the FDA in the US, Health Canada and the European Medicines Agency, which included exposure of the bacteria to T36® for periods ranging from 30 seconds to 30 minutes. In other tests that were conducted for internal purposes, Staphylococcus aureus and Pseudomonas aeruginosa were completely killed by T36® with 15 seconds.

•

The fungus, Candida albicans, was completely killed after 5 minutes exposure, again, the shortest time required by the FDA, Health Canada and the European Medicines Agency. C. albicans is a major cause of yeast infections which account for one-third of all vulvovaginal infections (“VVI’s”). Bacteria are a second major cause of VVI’s and combinations of bacteria and fungi cause most of the remaining cases. The effectiveness that T36® has demonstrated against both fungi and bacteria provides important evidence that ALDA’s T36® VVI Treatment will provide an effective means to treat all types of VVI’s. A second fungus, Aspergillus niger, was completely killed within 15 minutes, also well within the 60 minute kill time required by the US, EU and Canadian regulatory agencies. A. niger is a causative agent for upper respiratory infections.

•

Two mycobacteria, Mycobacterium avium and Mycobacterium terrae were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the European Medicines Agency (“EMA”). Mycobacteria are among the most difficult bacteria to kill and are used as benchmark organisms to test the effectiveness of anti-microbial formulations.

•

Two species of fungi responsible for athlete’s foot, Trichophyton mentagrophytes and Trichophyton rubrum were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the EMA. The Company intends to pursue registration of the T36® formulation containing anti-inflammatory compounds for use against athlete’s foot which is relatively easy to test, represents a large market and will allow physicians to prescribe the product ‘off-label’ for other topical infections once it has been approved. In other tests that were conducted for internal purposes, Trichophyton mentagrophytes was completely killed by T36® with 15 seconds.

•

Ten different types of viruses were killed completely by the T36® formulation. Of these, 5 types were killed within the minimum 30-second time required by the FDA, including Herpes Types I and II and Influenza B. The remaining 5 types, including Polio and Hepatitis A, the hardiest viruses, were killed within 1 to 3 minutes.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2       OVERALL PERFORMANCE (continued)

Product registrations in progress (continued)

Testing required for therapeutic registrations

Having completed these preliminary clinical tests, Investigational New Drug (“IND”) application #102,487 was submitted to the FDA which has responded with its requirements for pre-clinical and clinical tests. In consultation with its advisors, the Company is preparing a clinical plan and the following studies are understood to be required.

In-vitro studies

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Time Kill Evaluation – In these tests, dozens of different species of infectious micro-organisms are exposed to each of the active ingredients of a test substance and the complete test substance formula for periods of time ranging from 15 seconds to 30 minutes to determine the time required for each ingredient of a test substance and the complete test substance formulation to completely kill the selected species. The objectives of the testing are to determine the effective exposure times required for the test substance to be effective and if the individual ingredients have an additive, subtractive or synergistic effect.

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MIC (Minimum Inhibitory Concentration) Evaluation – Each ingredient of a test substance, the complete test substance formula and a known antiseptic product are tested against hundreds of micro-organisms in suspension tests. The objectives of the tests are to quantify the minimum concentration that is required for each of the test substances to have a measurable effect on the tested species, compare those results to the known antiseptic product and determine if the individual ingredients have an additive, subtractive or synergistic effect. This protocol has been approved by the FDA with minor modifications.

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Percutaneous Absorption and Cutaneous Disposition (“AD studies”)- Fresh human skin samples are incubated for 24 hours with the epidermal surface exposed to each ingredient of a test substance and the complete test substance formula in a flow-through diffusion cells. The amount of each test article absorbed across the skin into the receptor fluid is determined by liquid chromatography and tandem mass spectrometry. Disposition of each of the test substances in the various skin layers is also determined using the same methods. These tests evaluate the rate and amount of each test substance absorbed across viable human skin after in vitro exposure and the disposition of each test substance in layers (stratum corneum, epidermis, and dermis) of viable human skin.

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Genotoxicity – This test is required to measure an agent’s ability to cause genetic damage. A standard battery of tests typically involves an in vitro test for gene mutation in bacteria, e.g., the Ames test, and an in vitro test with cytogenetic evaluation of chromosomal damage with mammalian cells or an in vitro mouse lymphoma thymidine kinase (tk) assay prior to the first human exposure. Prior to the initiation of Phase II clinical studies, an in vivo test for chromosomal damage using rodent hematopoietic cells should be conducted. Such tests are routine, are relatively inexpensive, have high statistical power, are generally reproducible and detect a variety of genotoxic effects.

If there is little or no adsorption into or through the skin, the genotoxicity test described above and the carcinogenicity and reproductive toxicology tests described below may not be required since all of these effects rely on ingestion of an agent and T36® is a topical preparation. However, for completeness, descriptions of these tests are provided in the event they are required by the regulatory agencies.

Animal studies

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Carcinogenicity - The three major ways of testing for carcinogens are animal tests, epidemiological studies and bacterial tests to assess if a chemical or physical agent increases the risk of cancer. The traditional study designs involve exposure of rodents to the test substance for up to two years, with an extensive pathological examination at the end of the study to detect any tumours that may be present in the tissues of the animals. It is reported that O-Phenylphenol has a TD50 of 232 mg/kg per day where TD50 is the chronic dose rate (expressed in milligrams per kilogram of bodyweight per day) which would induce tumors in half of the number of test animals at the end of the standard lifespan for the species. T36® contains 2,800 mg/liter so the TD50 implies that a 100 kg person would have to consume over 8 liters of T36® each day to reach the TD50 level.

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Reproductive toxicology - The main objective of this testing is to identify the effects caused by exposure to chemical substances on mammalian reproductive functions in all stages within the development process including gonadal function, conception, birth, and the growth and development of the offspring. The testing is usually done in rats at levels that are toxic but not lethal down to non-toxic levels through the 21st day of the third generation.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2       OVERALL PERFORMANCE (continued)

Product registrations in progress (continued)

Testing required for therapeutic registrations

•

Dermal irritation and dermal toxicity – This study is to be conducted with an appropriate animal model, such as mini-pigs, for a dosage time that is at least as long as the intended duration of exposure of the T36® formulation to the skin. Since hand sanitizers are used continuously for indefinite periods of time, the maximum exposure time required by the regulatory agencies will be used. A protocol for this study is required.

Human studies

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Single dose irritation study – To assess the safety of the T36® formulation, a single dose study must be conducted to determine if there is any irritation or adsorption of the product when used on human subjects.

•

Photosensitivity - The photo-patch test is conducted to examine the influence of rays when a chemical substance is placed on the skin. Twenty four to 48 hours after a material that is suspected of causing photosensitive disease is pasted on the skin, the site is exposed to UV rays. If reddening or swelling occurs within 24 hours, the test is considered to be positive for such disease.

•

21-Day Cumulative Irritation Patch Test (“Irritation Test”) - If the single dose irritation study above verifies the safety of T36®, a longer irritation study is permitted. The objective of this test is to assesses the irritation caused by topical products and chemicals over 21 days of continuous exposure of the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin.

•

Multi-dose dermal irritation – In these tests, the objective is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading.

•

Sensitivity test – This test is conducted on up to 350 individuals to determine if there are any deleterious effects or resistance to antibiotics. It has also been observed that resistance to certain microbicides, such as benzalkonium chloride (“BZK”), also occurs and that BZK-induced resistance to can lead to resistance to certain antibiotics, such as oxacillin. All of the T36® products provided by the Company contain BZK. It is therefore necessary to determine if T36® products may cause bacterial resistance, particularly with Methicillin-Resistant Staphylococcus aureus (“MRSA”). As discussed above, In microbiology, Minimum Inhibitory Concentration (“MIC”) is the lowest concentration of an antimicrobial agent that will inhibit the visible growth of a microorganism after overnight incubation. MICs of BZK for resistant MRSA are very low compared to the BZK content of T36® products. If used as directed, it is expected that T36® products will completely kill resistant MRSA.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product registrations in progress (continued)

To summarize, the following tests are required prior to clinical trials being conducted.

•

In-vitro studies

•

Time Kill EvaluationF

•

MIC (Minimum Inhibitory Concentration) EvaluationFH

•

Percutaneous Absorption and Cutaneous DispositionFH

•

Genotoxicity (May not be needed if there is little or no absorption) FH

•

Animal studies

•

Carcinogenicity (May not be needed if there is little or no absorption)F

•

Reproductive toxicology (May not be needed if there is little or no absorption) FH

•

Dermal irritation and dermal toxicityFH

•

Human studies

•

Single dose irritation studyFH

•

PhotosensitivityH

•

21-Day Cumulative Irritation Patch Test (“Irritation Test”)F

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Multi-dose dermal irritationF

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Sensitivity testFH

F Required by FDA

H Required by Health Canada

The “European Standards” or “EN’s” are protocols that have been established to ensure consistent testing methods of a wide variety of substances. The following tests will be required for registration of T36® products for use as antiseptic products.

Tests for hygienic handwashes and handrubs, and surgical scrubs

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EN1499 – This protocol, “Chemical disinfectants and antiseptics – Hygienic handwash – Test method and requirements”, published in 1997, is used to assess the efficacy of hygienic handwashes, that require the use of water, in hospital settings. These protocols will be used to establish the efficacy of T36® Handwash, for general healthcare personnel use in nursing stations, patient rooms, hallways, washrooms, etc.

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EN1500 - This protocol, “Chemical disinfectants and antiseptics – Hygienic handrub – Test method and requirements” published in 1997, is used to assess the efficacy of hygienic handrubs, that do not require the use of water, in hospital settings. These protocols will be used to establish the efficacy of T36® Handrub also for general healthcare personnel use in nursing stations, patient rooms, hallways, washrooms, etc.

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EN12791 - This protocol, “Chemical disinfectants and antiseptics – Surgical hand disinfection – Test method and requirements” published in 2005, is used to assess the efficacy of hygienic handwashes and handrubs, with or without water, respectively for use in hospital settings as a surgical scrub. This is the highest level of hand hygiene required of a product.

Clinical trials

Full clinical trials will be required for use of T36® for the treatment of Athlete’s foot and VVI’s. The full extent and cost of testing cannot be determined until many of the test above have been conducted to allow the evaluation of efficacy and toxicity under clinical conditions. However, the testing that is generally required is described below.

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Pilot Clinical Evaluation - This study evaluates the antimicrobial efficacy of a disinfectant in two different applications when used as patient preoperative skin preparation on 10 subjects. A disinfectant must achieve a log10 microbial reduction of 3 or greater on skin of the groin and a log10 microbial reduction of 2 or greater on skin of the abdomen at ten minutes post-application. The objective of the testing is to obtain an preliminary evaluation of the efficacy of the test substance when used on humans.

1.2

OVERALL PERFORMANCE (continued)

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

Product registrations in progress (continued)

•

Full pre-operative clinical evaluation - The study evaluates the immediate and persistent antimicrobial properties of a disinfectant when used as a preoperative skin preparation. A known active control, e.g., 4% chlorhexidine, and a placebo, e.g., sterile saline, are also evaluated. All treatments are assessed for their potential to cause skin irritation. One-hundred subjects are screened in order to obtain at least forty subjects having sufficient number of resident bacterial flora to permit evaluation of the efficacy of the test products. The objective of this test is to further evaluate the efficacy of a test substance when used on humans.

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Phase I Clinical Trials: This is the first stage of testing of a new therapeutic in human subjects, normally with a small group (20-60) of healthy volunteers. The objective is to assess the safety and tolerability of the product as a therapeutic, as well as to determine the effects of various doses of the product. For externally administered agents, the testing is simpler than for injected or internally administered agents. However, Phase 1 trials can require up to 2 years to complete, including analysis of the collected data, preparation of the Phase I report for submission to the FDA and the time until a response is received. If these results of Phase I are accepted by the FDA, then the clinical trial can proceed to Phase II.

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Phase II Clinical Trials: This second phase tests the therapeutic on a larger group and evaluates both the required dose (i.e. different quantities of the therapeutic) and efficacy (i.e. how well the therapeutic works for the specified indication). Phase II trials can take up to 3 years. However, some trials can combine Phase I and Phase II, which can reduce the total time required.

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Phase III Clinical Trials: This third phase of clinical trial depends on the indications for which the therapeutic is being tested. For most agents Phase III trials are a randomized, controlled, multi-center trial with large patient groups (often more than 300), with the objective of confirming that the therapeutic is as effective or more effective than the current “gold standard” for the same application. Phase III trials can take up to 5 years or more to complete. If the results of the Phase III trial are approved by the FDA, then product is approved for marketing for the specific indications that were tested.

The budget and timetable for all of the testing that may be required has not yet been established and it is not known how long the testing may take. After the results are obtained from the non-human tests and are reported to the regulatory agencies, there is no certainty that permission will be granted to undertake human trials or that further pre-clinical testing will not be required. In addition to the testing that is described above, the regulatory agencies may require other tests that have not been considered by the Company or change their requirements. If additional testing is required, it is not known how long it will take for the Company to prepare, submit and modify the protocols and undertake such testing, how much the additional testing will cost or how much additional time will be required.

The three phases of clinical trials can require a number of years to complete. The total time required is dependant on the nature of the therapeutic product, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the regulatory agencies. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application. The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials.

The objective of the Company is to undertake testing that will satisfy the three major jurisdictions, namely The US, the EU and Canada. There are minor differences that are expected lead to increased costs, but management has decided that it is more economical to absorb these costs initially rather than conduct separate testing for each jurisdiction.

In other parts of the world, FDA or EMA testing is generally accepted for registration applications. If the company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime. In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”). The Chinese CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. Upon completion of successful testing at the CDC, products can be registered for sale within China.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Product registrations in progress (continued)

The Company does not keep separate records of the cost of the development and registration for each product for a number of reasons. First, much of the development had already been done on the products before the Company acquired the assets of API in November, 2003 and API did not keep such records. Second, the Company’s expenditures after completing the acquisition of the assets of API have mostly involved registration, intellectual property protection and some testing. These expenses are recorded in separate categories from research and development in the financial statements but are not segregated for each product. Third, the level of expenditures by the Company would be relatively small if they were allocated to individual products and would not be considered to be material if expenditures on each product were considered on their own. Finally, the cost of accounting for such a variety of expenditures on such a number of products is not considered to be financially justified.

Limited information has been provided on the estimated time of completion for individual products and for the estimated time of material net cash inflows for a number of reasons. Testing in the US for applications to the FDA or the EPA, in Canada for Health Canada and in Europe for the European Medicines Agency, is dependent on financing to support these tasks. The timing of financing and even the availability of financing is uncertain, which mean that completion dates and the time required to achieve material net cash flows are also uncertain. Even when the financing is available to complete testing and prepare the required submissions to the regulatory bodies, the time taken by the regulatory agencies to review the submissions is unpredictable.

Further, the regulatory agencies may identify deficiencies in the submission and request more documentation or possibly even more testing before providing an approval for a product, if such approval is granted at all. Since the timing to secure product registration and market approval is uncertain and delays can lead to the entrenchment of competitors and make the penetration of markets more difficult, even more uncertainty is added to the estimates of time required to time to arrive at material net cash flows. For these reasons, the Company believes that it is more prudent to not project the times or costs of market approval for individual products.

Accelerated therapeutic product strategy

Typically, a number of common skin conditions, from boils to pimples, scrapes and athlete’s foot, share two common characteristics: the presence of an infective agent, such as a bacteria or fungus, and the body’s inflammatory response to it. A combination of the T36® formula and 0.5% hydrocortisone would address both issues in a single treatment, making the prescription or recommendation process easier for the physician and the application easier for the patient. At this time, there are few combinations of antiseptics with anti-inflammatories on the market and any such products may not be effective against all types of infections. For example, products that contain only antibiotics as the anti-infective agent may not be effective on fungi or on all types of bacteria. As described above, the Company is pursuing combinations of T36® with anti-inflammatories and other additives but the introduction of new therapeutic products can be a lengthy, expensive and uncertain process.

As a way to reduce time, costs and unpredictability and to accelerate the Company’s entry into the therapeutics market, the Company is pursuing a strategy that introduces Monograph products for topical use. In Canada, 0.5% hydrocortisone, a common anti-inflammatory product, described in the monograph, “Hydrocortisone Topical” published by Health Canada on January 22, 2007, can be sold as an OTC topical anti-inflammatory under a Natural Product Number (“NPN”). On September 8, 2011, the Company announced that NPN 80026033 had been issued for T36® 0.5% Hydrocortisone Ointment.

Separate products can be bundled in a single package with each product to be applied sequentially. For marketing, internet-based direct-to-consumer strategies can be pursued based on a number of premises:

•

The targeted conditions are extremely common.

•

Patients often seek out over-the-counter remedies for them, many of which are much less supported by data than either T36® products or 0.5% Hydrocortisone.

•

Anecdotal and credible evidence of benefits of this approach can be obtained and publicized.

•

Support of selected health care providers can be sought and published.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Foreign registration of securities

On April 20, 2009 the Company’s common shares were added to the OTC Bulletin Board System under the symbol “APCSF”. On April 5, 2010, the OTCQB™ marketplace was created to provide a separate designation to identify OTC-traded companies that are registered with the SEC and remain current in their reporting obligations. The Company now trades on the OTCQB™ under same symbol. Market maker quotations for all OTCQB securities available to investors on www.otcmarkets.com. At this time, the trading of the company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the company’s shares for the foreseeable future.

Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company was started as a Capital Pool Company, has been operating its current business since November, 2003 and has had limited revenues during this time. Since its inception, the Company has experienced significant operating losses each year These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control products. The Company has also been engaged in a program of pre-clinical testing for registration of a number of therapeutic products with Health Canada and the FDA. This testing is costly and time consuming and the Company does not have sufficient funds to undertake all of the testing that is required to satisfy the requirements of these regulatory agencies. Accordingly, the Company requires outside funding to complete these tests. As funds are raised, they will be invested in the testing and the Company will continue to accumulate losses that are proportional to the funds raised and spent on testing. In addition, the Company launched a number of consumer and commercial products, described above, and established new sales and distribution agreements. Although sales of T36® Antiseptic Hand Sanitizer products were substantial during the last quarter of 2009, sales subsequently dropped to nearly zero for reasons discussed below in the commentary on the financial statements. As a result, future sales of the Company’s products are virtually impossible to predict.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce its products into new markets in Canada and internationally, pursue additional patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, testing and registration of therapeutic products, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company plans to invest heavily in pre-clinical testing, clinical trials and registration of its therapeutic products and will need to raise significant amounts of new funding to complete these activities. Also, the Company may not be successful in generating significant revenues from therapeutic products in the future. Failure to generate more revenues could cause the Company to contract or go out of business. At the time of this report, the Company is insolvent because its liabilities are greater than its assets. Also at the time of this report, the Company has insufficient funds to continue the production and sales of its products and will be unable to do so without securing further financing.

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current shareholders to experience dilution and possibly lower the trading price of its shares. Such securities may grant rights, preferences or privileges senior to those of the Company’s common shareholders. The Company is not profitable and will not be profitable for the foreseeable future under its current development plan. The Company plans to issue further equity to raise funds as necessary to continue operations and fund its program of research and development, patent protection and regulatory approvals. As a result, an indeterminate amount of dilution of the Company’s capital stock will occur.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

 1.2

OVERALL PERFORMANCE (continued)

Risk Factors (continued)

The Company has issued a limited number of shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

Having an unlimited number of authorized but unissued common shares could allow the Company’s Directors and

Officers to issue a large number of shares without shareholder approval, leading to significant dilution of current shareholders and possible lowering of the share price.

The Company could enter into debt obligations and not have the funds to repay these obligations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company might not be able to repay indebtedness.

The Company could enter into contractual obligations and not have the funds to pay for these obligations.

The Company does not have any contractual restrictions on its ability to enter into binding agreements and, accordingly, the Company could incur significant obligations to third parties including financial obligations. Any such obligations could restrict the Company’s operations and the Company might not be able to pay for its commitments. If the Company cannot meet its commitments, legal action could taken against the Company. Any such actions could further restrict the Company’s ability to conduct its business.

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit and in the previous three years has had only limited annual revenues for each of the years it has been operating. The Company sustained operating losses for each of its fiscal years and has sustained significant accumulated operating losses. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations. The auditor’s reports to the shareholders are expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company most likely would have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol and Dr. William F. McCoy. Dr. Allison, Mr. Chen and Dr. Zokol are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen and Peter Chen.

The Company has not declared any dividends since its inception in 2000 and has no present intention of paying any cash dividends on its common shares in the foreseeable future.

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common shares in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Risk Factors (continued)

The Company’s future performance is dependent on key suppliers and manufacturers and a loss of any suppliers or manufacturers could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

The Company does not have agreements in place with any of its key suppliers for raw materials or other supplies but does have a joint venture agreement in place with Seavan Health & Beauty Partnership, a local contract manufacturer.

If any of the Company’s suppliers or manufacturers were to go out of business or were unable to procure the raw materials or other supplies required by the Company to manufacture its products, the Company would have to find other suppliers or manufacturers. There is no guarantee that the Company would be able to find other suppliers or manufacturers. If the Company could not find other suppliers or manufacturers, production of the Company’s products would be delayed for an indefinite period of time and such delays would lead to delayed revenues or reduced revenues or both.

If the Company is unable to manufacture its products, there is a risk that customers will be lost and that the Company will be unable to regain these customer.

At the time of this report, the Company has insufficient funds to have some of its products manufactured and there are back orders for products that the Company may not be able to deliver. Customers may go to other suppliers to satisfy their needs and it is possible that the Company will not be able to regain these customers.

To meet its financial obligations, the Company may be required to divest itself of certain assets

Since the Company has insufficient funds to meet its financial obligations, it is possible that the Company may have to sell or provide rights to its some or all of its assets.

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no further protection for its intellectual property and reduced sales.

Patent protection of the T36® technology is very important to the Company’s current and future products because the T36® Disinfectant technology is the basis for most of its products. Although patents have been allowed in the United States, China and Australia, there is also no assurance that these patents will not be challenged or that future patent applications will be successful. A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth or cause the cessation of its business.

Many of the Company’s products require very costly laboratory testing to establish toxicity, efficacy and analytical methods and clinical trials to establish effectiveness and safety on human subjects. This testing is required in order to obtain required regulatory approvals from Health Canada, the EPA and FDA in the US and the EMA in the EU. A lack of funds would impair the ability of the Company to complete such tests. A lack of funds would also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

There is no assurance that research and development being conducted by the Company to create new products will be successful.

The Company is conducting research and development on new products, but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the Company for its new products. The Company has completed the formulations for new products but still needs to conduct the toxicity and efficacy tests and establish the analytical methods required to obtain regulatory approvals from Health Canada, the EPA and FDA in the US and the EMA in the EU.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Risk Factors (continued)

The Company and the Company’s products have limited brand awareness which limits the ability of the Company to gain credibility from prospective customers and to sell its products into new markets.

Market knowledge of the Company’s name is limited. The Company will need to devote considerable resources to educate new markets about the products the Company offers. In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or may be better funded than the Company. The ability of the Company to raise brand awareness will depend on its ability to raise the money required to undertake such an intensive marketing effort. As noted elsewhere, there is no assurance that the Company can raise funds required for such an investment in marketing.

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

The Company has limited experience in marketing and selling its products and the Company has no sales or marketing staff. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company’s ability to achieve its business objectives.

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., an inactive company listed on the TSX-Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic Ventures Inc., Terrance Owen spends less than 5 hours per month on the business of Bi-Optic Ventures Inc. or such greater amount of time as is necessary to perform the work required in connection with the management of that company. Peter Chen is not a Director or Officer of any other company. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company as at June 30, 2011, collectively own approximately 3% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

Risks Pertaining to the Industry:

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2

OVERALL PERFORMANCE (continued)

Risk Factors (continued)

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products. To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take an indeterminate amount of time to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company’s products.

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

The Company is unaware of any infringement claims being made against the Company or its products or processes at the time of writing. In the future, there can be no assurances that third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the Company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

There is a risk that earlier inventions may exist that invalidate the Company’s patent applications so that the Company may not be able to sell any infringing products.

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in U.S., Canadian or patent offices in other jurisdictions to determine priority of invention, at substantial cost, particularly if such actions are required overseas. There can be no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court. The Company has patents issued in the United States, China and Australia and patent applications filed in the European Union and Canada. These patent applications seek intellectual property protection for the basic formulation of the T36® formulation, the method for making it and certain therapeutic uses of the formulation.

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

Litigation among pharmaceutical companies can be intense and costly. The Company might not have the financial ability to defend its patents, if issued, against larger industry players. Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party's proprietary rights. Additionally, there can be no assurances that the Company would prevail in any such action. An adverse outcome in litigation or as part of an interference or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which could have a material adverse effect on the Company’s business.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2         OVERALL PERFORMANCE (continued)

Risk Factors (continued)

The market for disinfectant products is competitive and well established with a number of large, multinational, widely recognized companies with significant financial and marketing resources selling, and possibly developing, similar products.

Competitors are already well established in the market for disinfectant and antiseptic products and products for the treatment of topical infections. The introduction of new products into these existing markets could be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing products. Substantial funds will have to be spent on marketing and education to achieve these objectives. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe the Company’s patents. In the disinfectant market, key competitors include Germiphene Corporation, Virox Technologies, Inc., JohnsonDiversey Inc., Advanced Sterilization Products, Reckitt Benckiser and Metrex Research Corporation. All of these companies are well established and sell disinfection products into the same markets served by the Company. In the therapeutic markets being targeted by the Company, a number of large competitors, such as Johnson and Johnson, Cardinal Health, Reckitt Benckiser and Ortho Pharmaceutical are well established. Such large and aggressive competitors can deploy their significant resources to prevent a new competitor, such as the Company, from securing market share.

The Company’s T36® Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.

One of the main components of T36® Disinfectant, T36® Antiseptic Hand Sanitizer and T36® Disinfectant Cleaner CONCENTATE is ethanol, which is flammable and has a flash point (the minimum temperature at which the liquid produces a sufficient concentration of vapour above it that it forms an ignitable mixture with air) of 13oC. Water, which is part of the T36® formulation, raises the flash point to 24oC. The transport and storage of T36® products can pose a fire hazard if shipped or stored in sufficient quantities. The Company uses an independent warehousing company to store and ship T36® Disinfectant. The warehouse is fully equipped with fire suppression equipment according to the relevant regulations established by the municipal, provincial and federal governments. T36® products are shipped by ground only in cases of 4 bottles holding 4 litres each or in smaller quantities per case. In these quantities, T36® Disinfectant is not classified as a “Dangerous Good” under Sections 1.15, 1.16 and 1.17 of the “Transportation of Dangerous Goods Act” administered by Transport Canada. As a result, no special regulations apply to the shipping of T36® Disinfectant by ground within Canada. There is no guarantee that special shipping regulations will not be applied to shipments of T36® Disinfectant in the future or in other jurisdictions, such as the United States.

Two potentially toxic components of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats) For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK) supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains Bitrex to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.2         OVERALL PERFORMANCE (continued)

Risk Factors (continued)

Toxicology studies conducted for the company by Product Safety Labs (“PSL”), located in Dayton, New Jersey, have confirmed that T36® Disinfectant has no harmful effects on animals except as reported below by PSL:

•

Acute inhalation (rat): LC50 > 2020 mg/m3. Difficulty breathing, irregular respiration, lethargy and discharge from nose and eyes reported.

•

Acute oral (rat): LD50 > 5000 mg/kg. Lethargy and hunched posture reported.

•

Acute dermal (rat): LD50 > 2000 mg/kg. No systemic effects observed.

•

Effects not observed but possible based on individual ingredients may include: ataxia, loss of coordination, drowsiness, intoxication, nausea and vomiting.

However, T36® Disinfectant is classified as a moderate eye irritant. Although T36® Disinfectant is not measurably toxic if used as directed by the Company, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. The chemicals present in T36® are biodegradable with sufficient time and do not pose a long-term threat to the environment. However, given the attention that any chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the company to market its products in certain jurisdictions. There are persuasive arguments and credible scientific evidence available to support the safety of T36® Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.

The key customers for which sales account for more than 10% of total revenues during the period being reported on are:

•

Esthetics Plus, Inc.: A distributor to the beauty market with a contract that renews on an annual basis. Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,

1.2OVERALL PERFORMANCE (continued)

Risk Factors (continued)

•

•

Sinclair Dental Limited: A distributor to the dental market and a customer of both API and the Company for 8 years,

•

The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of both API and the Company for 8 years, and

•

VWR International: A distributor to the laboratory market and customer of API and the Company for 8 years.

•

Product Distribution Centre: A distributor that is owned by the provincial government of BC, supplies the province’s public sector consumers within BC and a customer of the Company and API for 8 years.

•

Acklands Granger International (“AGI”): A distributor of industrial, safety and fastener products with catalogue sales and 160 branches and 5 distribution centres across the country. Acklands-Grainger was the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games and is the Official Supplier of the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for industrial safety and material handling supplies.

The Company currently sells its T36® Disinfectant, the T36® Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel and Wipes, and T36® Disinfectant Cleaner CONCENTRATE through these distributors. The current sales through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors could not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs even if the sales levels could be regained.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.3

  SELECTED FINANCIAL INFORMATION

For the three /six month period ended	December 31, 2011	December 31, 2010	December 31, 2009
Revenue	$38,209/79,864	$49,324/ $131,963	$996,659/ $1,070,088
Loss and Comprehensive Loss for the Period	67,450/250,692	325,359/ 660,801	337,750/ 988,018
Basic and Diluted Loss Per Share	0.00/0.00	0.01/ 0.01	0.01/ 0.02
Total Assets	102,919	1,006,059	3,261,215
Total non-current liabilities	0	0	0

Revenue

During the three and six month periods ended December 31, 2009 revenues of $996,659 and $1,070,088 occurred primarily from the sale of T36® Antiseptic Hand Sanitizer to retail markets through pharmacy chains and to VANOC under the terms of the Sponsorship. The bulk of the sales occurred in the last 3 months of 2009.

Revenues of $49,324 and $131,963 for the three and six month periods ended December 31, 2010 were generated primarily from the sale of T36® Disinfectant to the dental, beauty and first responder markets. A very small portion of sales were derived from the sale of T36® Antiseptic Hand Sanitizer due to a complete  lack of consumer interest in hand sanitizers after the expected H1N1 flu pandemic did not meet the expectations of the World Health Organization (“WHO”) for virulence or severity.

Sales were lower again the three and six month periods ended December 31, 2011 as the Company ran into production delays due to a lack of funds.

Loss and Comprehensive Loss for the Period

As sales declined, the Company cut costs, as discussed in more detail below, and net losses declined from $337,750 and $988,018 observed for the three and six month periods ended December 31, 2009 to $325,359 and $660,801 for the three and six months ended December 31, 2010 and $67,450 and $250,692 for the three and six months ended December 31, 2011.

Total Assets

Total assets as of December 31, 2011 consisted largely of accounts receivable and inventory. Assets declined by approximately $2.2 Million between December 31 2009 and December 31, 2010 primarily due to cash payments for the Sponsorship. Assets declined again by approximately $900,000 as of December 31, 2011 due to lower cash levels and inventories being written off because of the lack of demand for hand sanitizer products. Supplies, such as bottles, caps, sprayers, boxes, dispensers and stands were deemed to have only recyclable value. Hand sanitizers had no value as there was no demand and the expiry dates of most of the products were too short for most customers to accept. Also, on October 31, 2011, the Company moved from its warehouse on the expiration of the lease and had no facility from which to ship hand sanitizer products that would meet the requirements of Health Canada for maintaining a Drug Establishment License (“DEL”). Without a DEL, the Company is not permitted to sell hand sanitizer products.

Total non-current liabilities

The Company has no non-current liabilities.

1.4         RESULTS OF OPERATIONS

Sales

During the periods of this report, the Company’s sales were primarily due to the sale of T36® Disinfectant to first responders, dental and beauty markets. No sales of T36® Antiseptic Hand Sanitizer occurred due to all of the Company’s distributors being overstocked with hand sanitizers. In addition, during the quarter ended December 31, 2011, the Company was not able to sell hand sanitizer products because the Company vacated its warehouse after the lease expired on October 31, 2011 and now has no facility that meets Good Manufacturing Practices (“GMP”) requirements. As a consequence, its Drug Establishment License (“DEL”), is suspended and, if the Company distributes any hand sanitizer products, it could face a recall order from Health Canada. Sales were reduced even further due to a lack of funds for manufacturing.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.4         RESULTS OF OPERATIONS (continued)

As a result of these factors, sales for the three and six month periods ended December 31, 2011 were $38,209 and $79,864 compared to $49,324 and $131,963 for the three and six month periods ended December 31, 2010. Historically, sales are significantly lower during the quarter ended December 31 of every year due to the Christmas holiday season. The exception was the increase in sales that was observed during the last three months of 2009 due to the expected H1N1 pandemic and the publicity created by the Sponsorship. The typical decline in sales during this particular quarter 2010 was amplified by late delivery of products from the manufacturer which led to a backorders that were not filled until the quarter ended September 30, 2011.

At this time, the Company has no inventory of T36® products, has no plans to resume the manufacturing and distribution of any of the current T36® Antiseptic Hand Sanitizer or disinfectant products and will focus strictly on the therapeutic applications of the T36® technology. Any revenues, if any, from the products that were sold in the past will most likely be derived from the licensing of the products to third parties and the collection of royalties. There is no guarantee that any such licensing agreements will be established or than any revenues will result from any such licensing agreements, if any are established.

In keeping with its focus on the therapeutic applications of the T36® technology, the Company will, if able, pursue sales of it recently registered T36® 0.5% Hydrocortisone Ointment. There are no guarantee that any sales of this product will occur.

Cost of Sales

Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs, shipping, handling and commissions. For the three and six month periods ended December 31, 2011, the cost of sales was $29,970 and $56,687, representing 78% and 71% of sales. For the three and six month periods ended December 31, 2010, the cost of sales was $40,990, representing 83% of sales and $109,294, representing 83% of sales.  The relatively lower costs during the three month period ended December 31, 2011 were due to repackaging of products rather than manufacturing and the expiry of the lease for the Company’s warehouse.

Gross Profit

For the three and six months periods ended December 31, 2011, the Company recorded a gross profit of $8,239 and $23,177 which was very much the same as the $8,334 and $22,669 recorded for the three and six months ended December 31, 2010, respectively.

Interest on Promissory Notes

As of December 31, 2011, an Officer of the Company had advanced $111,850 in loans to the Company at an interest rate of 12% per annum (Note 12 and 13(c)).

Advertising and Promotion

Advertising and promotion costs for the three and six month periods ended December 31, 2011 were $Nil and $1,638 compared to $51,590 and $111,940 for the three and six month periods ended December 31, 2010. The lower expenditures during the periods ended December 31, 2011 resulted from a lack of cash and lack of products to sell.

Consulting

Consulting fees include fees paid to third party consultants to carry out ongoing projects including marketing, product development, product registrations and to executives of the company for their services. Related party transactions are provided in Note 13 of the interim consolidated financial statements. Consulting fees also include non-cash based stock compensation that results from the granting of share options as discussed in Note 9(b) of the accompanying financial statements.

Consulting fees for the three and six month periods ended December 31, 2011 were $33,000 and $115,442 compared to $98,778 and $198,519 for the three and six month periods ended December 31, 2010.   No non-cash based stock compensation was recorded during the quarters ended December 31, 2010 or 2011. Although management fees were accrued during the periods of this report, no cash was paid to the executives. As of December 31, 2011 management fees of $284,480 had been deferred.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.4         RESULTS OF OPERATIONS (continued)

Dues and Filing Fees

The dues and filing fees amounted to $6,970 and $10,295 for the three and six month periods ended December 31, 2011 compared to $17,202 and $23,106 for the three and six month periods ended December 31, 2010. Dues and filing fees were lower in the periods of this report for 2011 compared to 2010 due to fewer payments to Health Canada for DIN’s and no fees being paid to the TSX-V or the BC Securities Commission for the filing of stock options or private placements.

Investor Relations

Investor relations expenses were $Nil and $18,196 for the three and six month periods ended December 31, 2011 compared to $24,051 and $49,490 for the three and six month periods ended December 31, 2010. No non-cash stock-based compensation was incurred during the periods ended December 31, 2011 for investor relations compared to $11,522 for six month periods ended December 31, 2010. As of December 31, 2011, fees of $32,480 had been deferred by Freeform Communications.

Legal and Accounting Fees

Legal fees incurred in the reported periods consist of advising the Company on general legal matters, preparing AGM materials, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions and assisting the Company with the private placements. Accounting fees consisted of the additional cost of the audits. Legal and accounting fees were $1,532 for both the three and six month periods ended December 31, 2011 compared to $9,147 and $13,580 for the three and six month periods ended December 31, 2010. Due to a lack of funds, no legal counsel was sought during the quarter ended December 31, 2011.

Product Registration and Development Costs

Total costs incurred in this category for the three and six month periods ended December 31, 2011 were $3,435 and $15,140 for the three and six month periods ended December 31, 2011.   Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Wages and Benefits

Wages and benefits for the three and six month periods ended December 31, 2011 were reduced to $11,022 and $63,017 for the three and six month periods ended December 31, 2011 compared to $56,163 and $119,111 for the three and six month periods ended December 31, 2010. No stock based compensation expenses were recognized during the periods ended December 31, 2011 or 2010. Costs in this category include the wages paid to accounting, administrative, sales and warehouse staff up to October 31, 2011 by which time all staff were laid off due to the lack of funds.

Loss from Operations

The loss from operations was $67,450 and $250,692 for the three and six month periods ended December 31, 2011 compared to $325,359 and $660,801 for the three and six month periods ended December 31, 2010. During the quarter ended December 31, 2011, losses were lower due to reduction in costs that was imposed by a lack of funds.

Management continues to work towards the registration and patenting of therapeutic products. The pursuit of therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection.  As a result, further losses will be anticipated in subsequent years.

Other Income (Loss)

No interest income was earned from bank deposits for the six month period ended December 31, 2011 or 2010.

Use of Proceeds

The net proceeds received from the closing of private placements have been used for working capital and for general and administrative purposes.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

 1.5        SUMMARY OF QUARTERLY RESULTS

Period Ended	Dec/11	Sep/11	Jun/11	Mar/11	Dec/10	Sep/10	Jun/10	Mar/10	Dec/09
Reporting Standards used	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	Canadian GAAP	Canadian GAAP	Canadian GAAP
Revenue	$38,209	$41,655	$121,357	$52,272	$49,324	$82,639	-$5,155*	394,753	996,659
Net Loss	67,450	183,242	952,048	262,716	325,359	335,442	1,288,322	1,716,319	337,750
Loss/Share	0.00	0.00	0.03	0.00	0.01	0.01	0.07	0.03	0.01
Total Assets	102,919	135,828	190,494	987,754	1,006,059	1,241,404	1,353,067	1,462,818	3,261,215

* Actual sales for products in the fourth quarter of the 2010 fiscal year were $104,611.  A one time charge against sales of $109,766 was recorded in the quarter ended December 31, 2009 as discussed in the Annual Report dated June 30, 2010.

Revenue

During the quarter ended December 31, 2009, there was a substantial increase in sales of T36® Antiseptic Hand Sanitizer to consumer markets during the quarter ended December 31, 2009 as a result of the publicity gained from the Sponsorship, concerns about the H1N1 pandemic, the recommendations by health authorities that hand sanitizers be used as a preventative measure against H1N1 and a temporary shortage of hand sanitizers in the market. During the quarter ended March 31, 2010, VANOC fulfilled its obligations to purchase products from the Company as part of the Sponsorship. During the three month period ended June 30, 2010, actual sales were $104,611 as explained in the footnote to the table and continued at a somewhat higher than usual level through to September 31, 2011. After that, sales returned to the levels usually seen before the spike in sales that occurred between October 1, 2009 and March 31, 2010 with some variations caused by typical reductions during the Christmas season and the summer.

The decline in sales observed for the quarters ended December 31, 2010 and March 31, 2011 was partly due to slow deliveries from manufacturers which led to significant backorders. Since the Company recognizes revenues after products are shipped and invoices are sent to customers, a lack of product led to a lack of shipments and invoices and the recorded decline in revenues. During the quarter ended June 30, 2011, the filling of the backorders led to temporarily increased revenues relative to those of the previous two quarters. In the three month period ended September 30, 2011, revenues dropped off again because this quarter included the summer months of July and August which are typically slow. Further declines in sales for the quarters ended September 30, 2011 and December 31, 2011 were due to a lack of funds required to maintain manufacturing.

Net Loss

Operating expenses have varied from quarter to quarter depending on the activities taking place such as registering T36® products in major markets, pursuing clinical trials, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and intellectual property protection. Variations also occur as a result of non-cash, stock-based compensation which results from the granting of options.  However, the largest proportion of expenses for the 2010 fiscal year were the payments to VANOC to support the Sponsorship. During the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010, expenses included payments to VANOC for the Sponsorship leading to relatively high net losses for those periods. Wage costs were also higher during these three quarters because new staff were hired to accommodate the demand for T36® products. The quarters ended September 30, 2010 through to December 31, 2011 saw losses decline from $335,442 to $67,450 as the Company cut expenses and finally laid off all staff. The exception to this decline was the net loss of $952,048 for the quarter ended June 30, 2011. This was due to writing down $431,369 of inventory, $316, 845 in advertising and promotion expenses resulting from the Sponsorship and $24,600 from warrant revaluation.

As described in Section 1.2 “Overall Performance of the Company”, the Company has observed net losses due to investments in therapeutic registrations, intellectual property protection and marketing initiatives.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.5

SUMMARY OF QUARTERLY RESULTS (continued)

Total assets

Total assets have varied from a high of $3,261,215 as of December 31, 2009 to $102,919 on December 31, 2011 depending mostly on the cash position of the Company as a result of private placements, the exercise of options and warrants and payments for the Sponsorship.

1.6         LIQUIDITY

Although the Company has generated revenues from the sale of its disinfectant and hand sanitizer products, sales have occurred only in Canada and, at the time of this report, the Company has ceased selling these products.  The Company has products registered in the US and, through an agent, China, but no sales have yet occurred in these countries. A plan has been established to develop, test, register and market therapeutic applications of the T36® formulation but, at this time, these plans are suspended as further funding is required but is not currently available. Management also has been and continues to evaluate the possibility of acquiring technologies that generate revenue or are complementary to T36® technology. To carry out any of these plans, the Company will need to undertake further financings. Such financings will lead to the dilution of current shareholders of the Company.

1.7

     CAPITAL RESOURCES

During the quarter December 31, 2011 or 2010, no warrants or options were exercised.

Warrants

On September 7, 2010, the Company completed a private placement of 3,275,000 units of the Company at a price of $0.10 per unit for gross proceeds of $327,500. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until September 7, 2012 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.40 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days. Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

On January 12, 2011, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until January 12, 2013 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.40 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

Options

On October 31, 2008, the Company granted options to acquire 550,000 common shares of the Company to directors, consultants, officers and employees. The options have an exercise price of $0.20 with an exercisable term of five years expiring on October 31, 2013. All of the 550,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized.

On June 5, 2009, the Company granted options to acquire 1,600,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $0.25 with an exercisable term of five years expiring on June 4, 2014. 1,450,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized.

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014. Of these, 700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized. The remaining 50,000

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

options were vested in equal quarterly installments over a period of 12 months from the date of grant to result in additional stock based compensation of $23,044. No options were granted during the 2010 or 2011 fiscal years. However, during the year ended June 30, 2010, options granted to an employee to acquire a total of 20,000 common shares of the Company were cancelled due to the departure of an employee leaving a total of 730,000 of these particular options.

As at December 31, 2011, the Company had 63,996,799 outstanding common shares and 5,275,000 outstanding warrants exercisable at an exercise price range of $0.20 before January 11, 2013. The outstanding stock options as at September 30, 2011 were 2,880,000 at an exercise price range of $0.20 to $0.55 per option. Upon the exercise of outstanding warrants and exercisable options, the Company will have fully diluted outstanding common shares of 72,151,799.

At the time of this report, the Company does not have sufficient working capital to pursue its development plans. There can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.8

COMMITMENTS AND AGREEMENTS

a)

On November 1, 2011, the lease on the warehouse that was rented in Richmond, BC expired. The Company is currently renting office space for $1,000 gross per month on a month-by-month basis.

b)

An agreement is in place with He-Yi She Ye Limited (“He-Yi”) to allow the manufacturing and distribution of ALDA’s products in China. On April 11, 2011, the agreement was extended for another four years to April 11, 2015 but the agreement is considered to be dormant since no manufacturing or sales have taken place.

c)

As announced in a news release issued on July 15, 2009, the Company entered into a corporate sponsorship agreement (“the Sponsorship”) with the Vancouver Organizing Committee (“VANOC”) for the 2010 Olympic and Paralympic Winter Games (“the Winter Games”). Under the terms of the Sponsorship, the Company was granted the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games through to December 31, 2012. After the Winter Games were completed, VANOC assigned its rights under the agreement to the Canadian Olympic Committee (“the COC”). At the time of this report, the Company is unable to fulfill its financial obligations to the COC under the terms of the agreement and has stopped using the Olympic marks.

1.9

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.10

TRANSACTIONS WITH RELATED PARTIES

a)

During the three month period ended December 31, 2011, the Company was invoiced for consulting fees of $33,000 (2010: $81,000; 2009: $81,000) and during the six month period ended December 31, 2011, the Company was invoiced for consulting fees of $114,000 (2010: $162,000; 2009: $162,000) from companies controlled by directors of the Company.  The Company paid in a total of $6,000 (2010: $162,000; 2009: $162,000) for the six month period ended December 31, 2011.  The cumulative accrued consulting fees of net $284,480 will be paid when sufficient financing becomes available.

       Effective November 1, 2011, the accrual of fees under the terms of the consulting agreements with the management of the Company were suspended.

b)

During the three month period ended December 31, 2011, the Company paid rent of $NIL (2010: $NIL; 2009: $11,419) to a company controlled by a director of the Company. During the six month period ended December 31, 2011, the Company paid rent of $NIL (2010: $11,419; 2009: $19,116) to companies controlled by directors of the Company.

c)

During the three month period ended December 31, 2011, the Company received financial loans in the amount of $34,850 (2010: $NIL; 2009: $NIL) from companies controlled by the directors of the Company.  As at December 31, 2011, the cumulative balance of the Promissory Notes was $111,850.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

1.11

SECOND QUARTER EVENTS AND ACTIVITIES, 2011

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) file a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,727.93 for unpaid invoices and court costs. The Company did not dispute the claim and the matter was referred to the Court to set a date for an appearance by CRL and the Company.

1.12

PROPOSED TRANSACTIONS

The Company is not aware of any proposed transactions requiring disclosure.

1.13

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are presented in Note 3 and 4 of the unaudited interim condensed consolidated financial statements for the six month period ended December 31, 2011.  The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates may have a significant impact on the interim condensed consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.

The preparation of the interim condensed consolidated financial statements also requires management to exercise judgment in the process of applying the accounting policies.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, recognition of revenue and valuation of inventory.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.14

CHANGES IN ACCOUNTING POLICIES

Transition to IFRS

The Canadian Accounting Standards Board has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, including the Company, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. These IFRS consolidated interim financial statements have been prepared in accordance with IAS 34 using accounting policies consistent with IFRS.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP. The accounting policies described in Note 3 and 4 have been selected to be consistent with IFRS as is expected to be effective on June 30, 2012, the Company’s first annual IFRS reporting date.

As this is the Company’s first year of financial statements under IFRS, the Company has applied retrospectively new standards and interpretations which are effective for annual periods commencing on or after July 1, 2010.  IFRS 1 - First Time Adoption of International Financial Reporting Standards provides optional exemptions from other IFRSs, at the discretion of first time IFRS adopters.

Designation of previously recognized financial instruments

The Company may elect to reclassify a financial instrument as an available for-sale, or as a financial asset or financial liability as at fair value through profit or loss, at the date of transition to IFRS, provided the asset or liability meets the certain criteria.  The Company did not reclassify the category that financial instruments are designated to at transition date.  Therefore this exemption was not applied.

Share-based payments

IFRS 2, “Share-based Payments”, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. Under IFRS, an estimate is required of the number of grants which are expected to vest, which is revised if subsequent information indicates that actual forfeitures are to differ from estimates. Under Canadian GAAP, forfeitures are recognized as they occur. Moreover, under IFRS 2, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. The Company has elected not to retrospectively apply IFRS 2 – Share-Based Payments to its equity instruments granted on or before November 7, 2002, or granted after November 7, 2002 that vested before July 1, 2010.

Use of Estimates

A company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP, unless there is objective evidence that those estimates were in error.

Property, plant and equipment

Property, Plant & Equipment under IAS 16 and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of assets

Under Canadian GAAP, the impairment test for assets or asset groups is a two-step process. The first step involves comparing undiscounted future cash flows of an asset or asset group to the carrying value. If the undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is calculated as the difference between the asset or asset group discounted future cash flows, and its carrying amount. Impairments under IAS 36 only require a one-step impairment test. Using this test, the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount, which is the higher of fair value less costs to sell, and value-in-use, which involves discounted future cash flows. Also, unlike Canadian GAAP, IFRS require impairment charges to be reversed when circumstances indicate that the impairment no longer exists. It has no impact on its financial results.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.14

CHANGES IN ACCOUNTING POLICIES (continued)

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. In preparing these interim financial statements in accordance with IFRS 1, no reconciliation differences were identified.   As a result, equity reported in accordance with Canadian GAAP is the same as IFRS on at June 30, 2011, December 31, 2010 and July 1, 2010.   Similarly total comprehensive loss reported under Canadian GAAP is the same as IFRS for the year ended June 30, 2011 and the six months ended December 31, 2010. Reconciliations required under IFRS 1 for the first interim financial statements are provided in Note 18 of the interim condensed consolidated financial statements.

1.15       RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS 31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides  the guidance on the measurement of  fair value and related disclosures through a fair value hierarchy.

1.16       FINANCIAL INSTRUMENTS

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.16       FINANCIAL INSTRUMENTS (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Unless otherwise noted, cash and cash equivalents, GST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.  FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.16

FINANCIAL INSTRUMENTS (continued)

The Company has made the following classifications:

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liabilities

Sponsorship liability

Other financial liabilities

Promissory Notes

Other financial liabilities

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any one counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.16

       FINANCIAL INSTRUMENTS (continued)

As at December 31, 2011, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.  The outstanding sponsorship liability as at December 31, 2011 was $875,000.  The scheduled sponsorship payments of $605,000 were in default during the year ended 2011.  During the six month period ended December 31, 2011, the Company received financial loans of $34,850 from companies controlled by the Director of the Company.  After receiving the additional financial loans of $34,850, the balance of Promissory Notes increased to $111,850.

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii) The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents
(Held-for-trading)	$ 762	$ 762	$ -	$ -
Accounts receivable
(Loans and receivables)	35,972	35,972	-	-
Accounts payables and accrued liabilities
(Other financial liabilities)	1,308,263	1,308,263	-	-
Promissory notes
(Other financial liabilities)	111,850	111,850	-	-

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.17

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the six months ended December 31, 2011 as allowed in NI 51-102, Section 5.3 (3).

(b)      Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at:

Security in Number	December 31, 2011	The reporting date February 29, 2012
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	63,996,799	63,996,799

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	2,880,000 5,275,000 -	2,880,000 5,275,000 -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares Fully diluted	8,155,000 72,151,799	8,155,000 72,151,799

(c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has considered the effectiveness of design of the Company’s internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

ALDA 2011-12-31 Q2 MD&A

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2011 AND 2010

1.17     SUBSEQUENT EVENTS

On January 2, 2011, the Company licensed the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada to Proterra Management Group Inc., a company controlled by Peter Chen, Director and CFO, in settlement of management fees of $125,440 owed to 612480 BC Ltd., a company also controlled by Mr. Chen.

On January 5, 2012, the Company appeared in the Provincial Court of British Columbia, Surrey and received a judgment against the Company for $9,727.93 for the CRL claim for unpaid invoices and court costs. The Company is in communication with CRL about the claim and how it will be settled.

On January 20, 2012, the Company applied to the Exchange for reinstatement.

On January 27, 2012 the Company held its Annual General Meeting of shareholders was held in Vancouver, British Columbia on January 27, 2012 at which:

•

the number of directors was set at five,

•

five incumbent directors of the Company, being  Terrance Owen, Peter Chen, Linda Allison, Ronald Zokol and William F. McCoy were re-elected as directors of ALDA for the coming year,

•

MNP LLP, Chartered Accountants were appointed as new auditors of ALDA for the coming year,

•

in accordance with the policies of the TSX Venture Exchange, the Company’s rolling 2003 Incentive Stock Option Plan, as amended, was ratified for the coming year and

•

a consolidation of the Company’s common shares such that one (1) new common share would be issued for every twenty (20) old common shares outstanding, or such lower consolidation ratio as may be determined by the directors of ALDA Pharmaceuticals Corp., was approved.

On February 8, 2012, the Company applied to the Exchange to consolidate of its shares.

ALDA 2011-12-31 Q2 MD&A